RE
1-31-02

02020408

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period November 2001 - January 2002

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 6 February 2002

Sarah Billington
Manager Shareholder Services

BRITISH AIRWAYS

TRAFFIC AND CAPACITY STATISTICS - NOVEMBER 2001

Summary of the headline figures

Capacity in November, measured in Available Seat Kilometres, was 14.6 per cent below November 2000. Traffic, measured in Revenue Passenger Kilometres, fell 17.8 per cent. The reduction in traffic comprised a 24.8 per cent decline in premium traffic and a 16.3 per cent fall in non-premium traffic. Passenger load factor of 63.9 per cent was down 2.4 points on November 2000. Cargo, measured in Cargo Tonne Kilometres, fell by 18.8 per cent.

Market conditions

Trading remains challenging. Although the traffic performance versus last year in November improved on October much of this was driven by successful promotional activity. Non-premium traffic has been responsive to this type of price stimulation. Premium traffic remains weak. The adverse mix and promotional activities are impacting yields.

Strategic developments

British Airways launched a UK based promotion in conjunction with Associated Newspapers offering tickets with savings of up to 60% against the lowest published fare. More than 100,000 discounted tickets were offered for sale during the promotion, for travel between 25 November 2001 and 21 March 2002.

British Airways' Concorde returned to commercial service between London Heathrow and New York's JFK airport. In addition, Concorde services to Barbados resumed on 1 December, with one service per week between Heathrow and Bridgetown. This service will operate for the winter season, until 13 April 2002.

British Airways announced that it is expanding capacity to Tobago, Grenada, Antigua and St Lucia for the winter to cope with the increased demand. The airline will operate two additional Boeing 777s per week: one from Gatwick to Tobago and Grenada from 3 February to 24 March 2002 (currently three services per week) and one from Gatwick to Antigua and St Lucia from 4 February to 25 March 2002 (currently two services per week).

The CAA published its preliminary proposals for setting charges at Heathrow, Gatwick and Stansted for the five years from April 2003 to March 2008.

The Secretary of State for Transport, Local Government and the Regions announced that the Government has decided to approve the building of Terminal 5 at London's Heathrow airport.

British Airways announced the retirement of David Hyde, director of safety, security and environment, after 34 years with the company. David will leave the airline at the end of March 2002 and will be succeeded by Geoff Want, general manager operations control. Geoff has held a number of senior positions during his 25 years in the airline. David will continue to be actively involved on behalf of British Airways in a number of key non-executive roles.

December 5, 2001

BRITISH AIRWAYS

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

BRITISH AIRWAYS SCHEDULED SERVICES	Month of November 2001	2000	Change (%)	Financial year to date April through November 2001	2000	Change (%)
Passengers carried (000)						
UK/Europe	2027	*2178*	-6.9	19628	*19798*	-0.9
Americas	458	*612*	-25.1	4602	*5854*	-21.4
Asia Pacific	128	*162*	-21.1	1168	*1482*	-21.2
Africa and Middle East	198	*225*	-12.0	1871	*1993*	-6.1
Total	2811	*3177*	-11.5	27268	*29127*	-6.4
Revenue passenger km (m)						
UK/Europe	1531	*1705*	-10.2	15881	*16585*	-4.2
Americas	3138	*4148*	-24.3	31377	*39971*	-21.5
Asia Pacific	1324	*1612*	-17.9	11682	*14600*	-20.0
Africa and Middle East	1388	*1513*	-8.3	12610	*13087*	-3.6
Total	7382	*8978*	-17.8	71550	*84244*	-15.1
Available seat km (m)						
UK/Europe	2692	*3012*	-10.7	24790	*24698*	+0.4
Americas	4673	*6002*	-22.1	43445	*51844*	-16.2
Asia Pacific	2116	*2208*	-4.2	16176	*18917*	-14.5
Africa and Middle East	2077	*2317*	-10.3	18057	*19556*	-7.7
Total	11558	*13539*	-14.6	102468	*115016*	-10.9
Passenger load factor (%)						
UK/Europe	56.9	*56.6*	+0.3 pts	64.1	*67.2*	-3.1 pts
Americas	67.2	*69.1*	-1.9 pts	72.2	*77.1*	-4.9 pts
Asia Pacific	62.6	*73.0*	-10.4 pts	72.2	*77.2*	-5.0 pts
Africa and Middle East	66.8	*65.3*	+1.5 pts	69.8	*66.9*	+2.9 pts
Total	63.9	*66.3*	-2.4 pts	69.8	*73.2*	-3.4 pts
Revenue tonne km (RTK) (m)						
Cargo tonne km (CTK)	347	*428*	-18.8	2696	*3287*	-18.0
Total RTK	1088	*1323*	-17.8	9832	*11695*	-15.9
Available tonne km (m)	1770	*2017*	-12.2	15555	*16931*	-8.1
Overall load factor (%)	61.5	*65.6*	-4.1 pts	63.2	*69.1*	-5.9 pts

Investor Relations
Waterside (HBA1)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44 (0) 20 8738 9602

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Company	British Airways PLC
TIDM	BAY
Headline	Voluntary Delisting from TSE
Released	16:12 21 Dec 2001
RNS Number	1543P

Voluntary De-listing from Toronto Stock Exchange

As a result of the lack of trading volume in the British Airways Plc ADS programme in Canada, the Company has applied to The Toronto Stock Exchange to de-list the stock. Notice has been sent to Canadian investors advising them that henceforth they should trade their ADSs on the New York Stock Exchange instead where there is a much greater trading volume in the British Airways Plc ADS. As at 10 December 2001, there were only 285 holders in the Canadian programme holding the equivalent of 140,674 ordinary shares between them. The average number of Canadian ADSs traded per month has been less than 100 during 2001.

As a major international network airline, British Airways remains committed to serving the Canadian market.

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BRITISH AIRWAYS

TRAFFIC AND CAPACITY STATISTICS - DECEMBER 2001

Summary of the headline figures

Capacity in December, measured in Available Seat Kilometres, was 12.5 per cent below December 2000. Traffic, measured in Revenue Passenger Kilometres, fell 10.4 per cent. The reduction in traffic comprised an 18.3 per cent decline in premium traffic and a 9.2 per cent fall in non-premium traffic. Passenger load factor of 68.6 per cent was up 1.5 points on December 2000. Cargo, measured in Cargo Tonne Kilometres, fell by 16.1 per cent.

For the quarter ended 31 December 2001, ASKs fell by 14.1 per cent, while RPKs fell by 18.0 per cent. This resulted in a third-quarter load factor of 65.2 per cent, 3.1 points lower than the same period last year. Premium traffic in the quarter fell by 27.3 per cent with non-premium traffic falling by 16.2 per cent. Cargo, measured in Cargo Tonne Kilometres, fell by 19.7 per cent in the quarter.

Market conditions

Market conditions in December continued to be difficult but showed a measurable improvement on the previous month. Promotional activity, particularly in the economy cabins, has been successful in supporting both seat factor and revenue. While yield is expected to be weak due both to discounting and mix effects, overall revenue, while clearly well below last year's level, is exceeding initial expectations.

Costs

As a result of Yen depreciation against sterling, there will be a non-cash accounting credit of £85 million in the third quarter financial results.

Strategic developments

The Secretary of State for Transport announced that the Government will provide up to £40 million of financial assistance to compensate airlines for losses arising directly from the 11 September terrorist attacks in the United States. British Airways will submit a formal application for compensation which will cover some of the losses and extra costs resulting from the US attacks.

British Airways and its oneworld alliance partner, Cathay Pacific Airways expanded their code-sharing agreement to cover Kuala Lumpur, Auckland and eleven destinations in Europe. From January 7, British Airways' BA code will be added to Cathay Pacific's daily services between Hong Kong and both Kuala Lumpur and Auckland. Cathay's CX code will be placed on British Airways' flights linking London Heathrow with eleven European destinations - Newcastle, Aberdeen, Stockholm, Helsinki, Dusseldorf, Hamburg, Munich, Berlin, Cologne, Stuttgart, Prague.

January 4, 2002

BRITISH AIRWAYS

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

BRITISH AIRWAYS GROUP SCHEDULED SERVICES	Month of December 2001	2000	Change (%)	Financial year to date April through December 2001	2000	Change (%)
Passengers carried (000)						
UK/Europe	**1835**	*1963*	-6.5	**21464**	*21785*	-1.5
Americas	**506**	*586*	-13.7	**5108**	*6443*	-20.7
Asia Pacific	**151**	*168*	-9.7	**1319**	*1649*	-20.1
Africa and Middle East	**215**	*243*	-11.5	**2086**	*2235*	-6.7
Total	**2707**	*2959*	-8.5	**29977**	*32113*	-6.7
Revenue passenger km (m)						
UK/Europe	**1437**	*1584*	-9.3	**17318**	*18185*	-4.8
Americas	**3494**	*4011*	-12.9	**34874**	*43997*	-20.7
Asia Pacific	**1558**	*1663*	-6.3	**13240**	*16262*	-18.6
Africa and Middle East	**1490**	*1653*	-9.9	**14101**	*14742*	-4.3
Total	**7980**	*8911*	-10.4	**79533**	*93187*	-14.7
Available seat km (m)						
UK/Europe	**2461**	*2802*	-12.2	**27251**	*27500*	-0.9
Americas	**4901**	*5903*	-17.0	**48343**	*57747*	-16.3
Asia Pacific	**2160**	*2209*	-2.2	**18336**	*21127*	-13.2
Africa and Middle East	**2106**	*2373*	-11.2	**20163**	*21929*	-8.1
Total	**11627**	*13287*	-12.5	**114093**	*128304*	-11.1
Passenger load factor (%)						
UK/Europe	**58.4**	*56.5*	+1.9 pts	**63.5**	*66.1*	-2.6 pts
Americas	**71.3**	*67.9*	+3.4 pts	**72.1**	*76.2*	-4.1 pts
Asia Pacific	**72.1**	*75.3*	-3.2 pts	**72.2**	*77.0*	-4.8 pts
Africa and Middle East	**70.7**	*69.7*	+1.0 pts	**69.9**	*67.2*	+2.7 pts
Total	**68.6**	*67.1*	+1.5 pts	**69.7**	*72.6*	-2.9 pts
Revenue tonne km (RTK) (m)						
Cargo tonne km (CTK)	**337**	*401*	-16.1	**3030**	*3686*	-17.8
Total RTK	**1145**	*1289*	-11.2	**10973**	*12985*	-15.5
Available tonne km (m)	**1772**	*1972*	-10.1	**17327**	*18905*	-8.3
Overall load factor (%)	**64.6**	*65.4*	-0.8 pts	**63.3**	*68.7*	-5.4 pts

Investor Relations
Waterside (HBA1)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44 (0) 20 8738 9602

RNS Full Text Announcement

Company	British Airways PLC
TIDM	BAY
Headline	AA/BA Regulatory Announcement
Released	18:17 25 Jan 2002
RNS Number	5568Q

BRITISH AIRWAYS/AMERICAN AIRLINES STATEMENT

REGULATORY PRICE TOO HIGH

In response to the US Department of Transportation's regulatory conditions for the proposed alliance between British Airways and American Airlines Rod Eddington, British Airways' Chief Executive and Don Carty, Chairman and Chief Executive, American Airlines, said:

"We will not do this deal at this price. We made it clear from the start that we would not conclude the deal if the regulatory price was too high. Regrettably this has proved to be the case.

"It is a disappointment for both airlines, shareholders, and for the many staff who have worked extremely hard to ensure that the deal would be a real success for the flying public.

"The conditions laid down by the US government do not make sense for either company. We will not acquiesce to unrealistic, and in our view, unnecessary demands. For us, the price is just not right.

"We simply sought to have the same commercial advantages and deliver the same consumer benefits that rival airline alliances and their passengers already enjoy. Consumers will now be denied the substantial range of benefits that would have arisen from a closer alliance between our two great airlines."

American Airlines remains British Airways' partner of choice across the Atlantic. Both airlines pledged to continue to develop the bilateral relationships within the **oneworld**™ alliance, the grouping is as strong as ever and **oneworld** is still a central plank of the alliance strategy.

British Airways and American Airlines will continue to give passengers access to each other's networks and will endeavour to deliver as much of the customer proposition as they can within the existing legal boundaries.

-ends-